
November 10, 2020

Robert Machinist
Chief Executive Officer
Troika Media Group, Inc.
101 S. La Brea Avenue
Los Angeles, CA 90036

> **Re: Troika Media Group, Inc.**
> **Amendment No. 9 to Draft Registration Statement on Form S-1**
> **Submitted November 3, 2020**
> **CIK No. 0001021096**

Dear Mr. Machinist:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Proposed Acquisitions, page 4

1. Please update your disclosure regarding the status of your "negotiations with several companies." Provide quantified detail of the proposed purchase price or range of prices under consideration. Specifically indicate whether or not you believe it is probable that one or more acquisitions will be consummated and advise us. Also, with respect to any probable acquisitions, explain to us your consideration of Rule 8-04 and Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview

<u>The Impact of the Global COVID-19 Virus, page 34</u>

2.   Please revise the discussion on page 35 to include the actual impact of the pandemic on your year-end results now that you have included your fiscal year ended June 30, 2020 audited financial statements in the filing.

<u>Results of Operations</u>
<u>For the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019, page 35</u>

3.   Please expand the discussion to provide more detail regarding the impact of "underperformance" on revenues in 2020. Please address price and volume changes in revenues from period to period. Please refer to Financial Reporting Codification section 501.04 for guidance.

<u>Critical Accounting Policies, page 38</u>

4.   We note that you deleted the critical accounting policy for intangible assets in the current amendment. Please revise to include your policy for intangible assets or tell us why you believe it is no longer considered to be a critical accounting policy despite the intangible asset and goodwill impairment recorded in fiscal 2020.

<u>Description of Capital Stock, page 75</u>

5.   Please revise the disclosure to correct for the inconsistency between the authorized shares of 300,000,000 in the first sentence and the disclosure to "reduce the authorized shares of common stock from 600,000,000 to 300,000."

<u>Financial Statements</u>
<u>Note 1 - Nature of Business and Summary of Significant Accounting Policies</u>
<u>Liquidity, page F-8</u>

6.   We note that you disclose the consolidated fiscal year 2022 forecast for adjusted EBITDA. Please revise to move such disclosure from the notes to the financial statements to MD&A and provide all disclosures required pursuant to Rule 11-03 of Regulation S-X regarding forecasts and projections, or alternatively, remove disclosure of the forecast.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Elliot Lutzker, Esq.